SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

/X/ Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
       For the fiscal year ended December 31, 2001

       or

/ / Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
       For the transition period from _____________ to ___________.

Commission file number 1-3492

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Halliburton Retirement and Savings Plan
                               4100 Clinton Drive
                              Building 3, Room 1018
                                Houston, TX 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                  500 N. Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Halliburton Retirement and Savings Plan:

         FINANCIAL STATEMENTS AND SCHEDULES

         Independent Auditors' Report - KPMG LLP

         Independent Auditors' Report - Arthur Andersen LLP

         Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000

         Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001

         Notes to Financial Statements

         Supplemental Schedule H, Line  4i - Schedule of Assets  (Held at End of
         Year) as of December 31, 2001

         EXHIBITS

         Independent Auditors' Consent - KPMG LLP (Exhibit 23.1)

         Notice Regarding Consent of Arthur Andersen LLP (Exhibit 23.2)

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Halliburton Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: June 28, 2002

                           By   /s/ Michele Mastrean
                                ----------------------------------------
                                Michele Mastrean, Chairperson of the Halliburton Company Benefits Committee

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                                   PAGE
Independent Auditors' Reports                                                                                     1 - 2

Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000                                 3

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001                   4

Notes to Financial Statements                                                                                    5 - 11

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                          12

                          INDEPENDENT AUDITORS' REPORT

The Benefits Committee of the
Halliburton Retirement and Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Halliburton Retirement and Savings Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                    KPMG LLP

Houston, Texas
June 26, 2002

[This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the
Halliburton Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Retirement and Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    Arthur Andersen LLP


Dallas, Texas,
    April 25, 2001

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000

                                                                                      2001                 2000
                                                                                ------------------   ------------------
Assets:
    Cash                                                                        $     2,937,648      $     1,390,856
    Company contributions receivable                                                 55,893,096           14,264,426
    Plan participants' contributions receivable                                       4,293,969            2,325,565
    Participation in Master Trust, at fair value                                  3,400,232,865        3,834,641,353
    Participant loans                                                                81,529,596           82,027,397
                                                                                ------------------   ------------------
                Total assets                                                      3,544,887,174        3,934,649,597
                                                                                ------------------   ------------------
Liabilities:
    Payable to other plan                                                                     0           (4,475,405)
                                                                                ------------------   ------------------
                Net assets available for plan benefits                          $ 3,544,887,174      $ 3,930,174,192
                                                                                ==================   ==================

See accompanying notes to financial statements.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2001


Additions:
    Contributions:
       Company                                                                                     $     113,509,665
       Plan participants                                                                                 115,207,931
       Transfers from other plans                                                                          3,801,014

    Investment activity:
       Allocation of Master Trust net investment activity                                               (169,840,113)
       Interest and dividends                                                                              2,199,761
       Interest on loans to participants                                                                   6,975,137
                                                                                                   ------------------
                Total additions                                                                           71,853,395
                                                                                                   ------------------
Deductions:
    Benefits paid to participants                                                                       (265,065,415)
    Divestitures                                                                                        (176,098,292)
    Forfeitures expense                                                                                   (1,345,747)
    Administrative expenses and other                                                                    (14,630,959)
                                                                                                   ------------------
                Total deductions                                                                        (457,140,413)
                                                                                                   ------------------
                Net decrease in net assets available for plan benefits                                  (385,287,018)

Net assets available for plan benefits, beginning of year                                              3,930,174,192
                                                                                                   ------------------
Net assets available for plan benefits, end of year                                                $   3,544,887,174
                                                                                                   ==================

See accompanying notes to financial statements.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1)    DESCRIPTION OF PLAN

       The Halliburton Retirement and Savings Plan (the Plan) is a defined contribution profit sharing pension plan for certain qualified employees of Halliburton Company and subsidiaries (the Company). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

       (a)    ELIGIBILITY

              Certain employees of the Company are eligible for participation in the Plan upon their date of hire.

       (b)    CONTRIBUTIONS

              Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 15% of the participant's eligible earnings of up to $170,000; the total amount of participant tax deferred savings contributions is limited to $10,500 for 2001 and 2000. Any contributions in excess of the $10,500 limit are automatically made to the participant's after-tax account. The Plan participants who contribute also receive Company matching contributions equal to 100% of the first 4% of a participant's compensation. The Company may make annual profit sharing contributions to participants on a tax deferred basis, based on Company performance. Participants are not required to have contributed to the Plan to be eligible for such a contribution. The participant's share of any discretionary profit sharing contribution is based on a percentage of their eligible pay for the year. For the plan years 2001 and 2000, discretionary profit sharing contribution receivables totaled approximately $55.2 million and $13.4 million, respectively.

              Eligible employees who participated in a qualified savings or retirement plan of a former employer, may be able to roll over tax deferred contributions and earnings from their former plan into the Plan.

              Upon attainment of either the normal retirement age (65) or early retirement age (55 or 50 during specified periods), participants in the Halliburton Retirement Plan (a defined benefit pension plan sponsored by the Company) may elect to transfer their vested benefits to the Plan. Such transfers are restricted as to the investment elections in which they may be invested. The amount of the benefit that may be rolled over is the actuarially determined amount to be received by the participant. Transfers may be made during any month of the year.

       (c)    CASH ACCOUNTS

              The Plan maintains cash accounts to facilitate the payment of benefits and receipt of contributions.

       (d)    INVESTMENT ELECTIONS

              Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Halliburton Company Employee Benefit Master Trust (the Master Trust, see note 3). One of the investment funds invests primarily in Halliburton Company stock, the Halliburton Stock Fund (the HSF). Participants' contributions to the HSF are limited to 15% of their total contributions. The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant's account balance, subject to certain limitations on transfers to the HSF.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       (e)    PARTICIPANT LOANS

              A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at any time. Loans bear interest at the current prime rate plus 1% as published in the Wall Street
              Journal. Loans must be repaid within five years (10 years for primary residence loan) through payroll deductions and are collateralized by the participant's account balance.

       (f)    VESTING

              Participants' contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants employed by the Company on December 31, 1998 are fully vested in all Company matching and profit sharing contributions. Participants hired after December 31, 1998 are fully vested in all Company matching and profit sharing contributions after completing one year of service. Participants who terminate prior to obtaining one year of service forfeit their nonvested balances.

              The nonvested portion of account balances of participants who terminated prior to December 31, 1998 is forfeitable. The nonvested portion is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination. Such forfeitures are used to reduce future Company matching contributions. As of December 31, 2001, the forfeitures were $1,345,747; forfeitures were used to reduce Company contributions receivable in 2001.

       (g)    DISTRIBUTIONS

              Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Certain participants' balances related to prior plan mergers may be withdrawn at any time. Direct rollovers to an IRA or other qualified plan are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant's election. Distributions from the HSF may be made in the form of shares of stock or cash. Each participant may elect to receive an in-service withdrawal of their after-tax contributions.

       (h)    ADMINISTRATION

              State Street Bank and Trust Company (State Street) is the Plan's trustee, and Hewitt Associates LLC is the recordkeeper.

       (i)    INVESTMENT EARNINGS

              Investment earnings on participants' accounts are allocated proportionately based on their relative account balance in each investment fund. Such earnings are taxable to participants at the time of distribution from the Plan.

       (j)    PLAN TERMINATION

              The  Board  of  Directors  of  the  Company  may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(2)    SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The accompanying financial statements are prepared using the accrual basis of accounting.

       (b)    INVESTMENT IN MASTER TRUST

              Assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into thirteen funds in which the plans may participate. The Plan participates in eleven of these funds. The combination of the plans' assets is only for investment purposes, and each plan continues to be operated under its current plan document. All investments of the Master Trust are held by State Street.

              The funds within the Master Trust hold bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received, and contract charges by the insurance company or bank.

              Cash equivalents, derivative financial instruments, stock securities bonds and notes, and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

              Real estate related investments consist of real estate mortgages and investments in Real Estate Investment Trusts. Real estate mortgages are stated at cost plus accrued interest less payments received which approximates fair value.

              All investment transactions are accounted for on the trade-date basis in accordance with accounting principles generally accepted in the United States.

       (c)    ALLOCATION OF MASTER TRUST NET INVESTMENT ACTIVITY

              The allocation of Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust determined by the Plan's allocable share of the net assets of the Master Trust. Net investment income or loss is the realized net gain or loss from investments sold, change in the unrealized net gain or loss on investments, dividend income, and interest income of the Master Trust.

       (d)    ADMINISTRATIVE EXPENSES

              Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the Plan assets at the discretion of the Plan administrator and in accordance with the terms of the Plan.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       (e)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (f)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)    MASTER TRUST

       The following are the statements of net assets as of December 31, 2001 and 2000 and the statement of changes in net assets of the Master Trust for the year ended December 31, 2001 (dollar amounts in thousands):

                             STATEMENTS OF NET ASSETS                                   2001                   2000
                                                                                 --------------------   --------------------
      Cash and equivalents                                                       $        298,416       $        359,903
      Receivables                                                                          28,249                 40,740
      Asset-backed investment contracts                                                   (29,495)                (5,819)
      U.S. corporate and government bonds and notes                                     1,890,763              2,154,126
      Non-U.S. bonds and notes                                                            293,638                255,764
      Non-U.S. stock                                                                      377,376                525,642
      Halliburton Company stock                                                           100,757                153,963
      Insurance investment contracts                                                       23,698                 17,244
      Pooled equity index funds                                                            22,720                  7,232
      Other U.S. stock                                                                  1,046,738              1,231,674
      Pooled bond funds                                                                     4,579                 50,798
      Real estate related investments                                                       4,748                  5,347
      Investments in mutual funds                                                         511,038                735,210
      Payables                                                                           (315,725)              (557,896)
                                                                                 --------------------   --------------------

                    Net assets of the Master Trust                               $      4,257,500       $      4,973,928
                                                                                 ====================   ====================

      Plan dollar value interest                                                 $      3,400,233       $      3,834,641

      Plan percent interest                                                                 79.86%                 77.09%

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

                                                                                                            YEAR ENDED
                                    STATEMENT OF CHANGES IN NET ASSETS                                   DECEMBER 31, 2001
                                                                                                        --------------------
      Participating plans' net assets, beginning of year                                                $      4,973,928
      Net realized loss                                                                                          (41,496)
      Net change in unrealized gain (loss)                                                                      (320,995)
      Net investment income                                                                                      158,392
      Receipts from participating plans                                                                        2,330,234
      Withdrawals by participating plans                                                                      (2,842,563)
                                                                                                        --------------------
      Participating plans' net assets, end of year                                                      $      4,257,500
                                                                                                        ====================


                                                                                                            YEAR ENDED
                                 NET APPRECIATION (DEPRECIATION) BY TYPE                                 DECEMBER 31, 2001
                                                                                                        --------------------

      Cash and equivalents                                                                              $          1,594
      U.S. corporate and government bonds and notes                                                               19,552
      Non-U.S. bonds and notes                                                                                    (5,066)
      Non-U.S. stock                                                                                             (83,678)
      Halliburton Company stock                                                                                 (108,241)
      Real estate related investments                                                                                140
      Pooled equity index funds                                                                                      290
      Other U.S. stock                                                                                          (121,879)
      Investments in mutual funds                                                                                (53,207)
      Other investments                                                                                          (11,996)
                                                                                                        --------------------
                    Total depreciation                                                                  $       (362,491)
                                                                                                        ====================

       The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the statement of changes in net assets of the Master Trust.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(4)    PLAN MERGERS, SPIN-OFFS, AND DIVESTITURES

       In April 2000, the Company's Board of Directors approved plans to sell the business within the Dresser Equipment Group (DEG) which specializes in the manufacturing and marketing of equipment used primarily in the energy, petrochemical, power, and transportation industries. The Company sold DEG effective April 10, 2001, retaining a 5% equity interest. The sale of DEG resulted in the transfer of associated net assets from the Plan during 2001 totaling approximately $164 million.

       Effective  July 6, 2000, the C.F.  Braun, Inc. Select Savings Plan (Braun
       Plan) merged with the Plan. In accordance with the merger, the net assets of the Braun Plan were transferred to the Master Trust.

       Effective September 1, 2000, the Plan spun off certain participants to the National-Oil Well Retirement and Thrift Plan (NOW Plan) based upon the purchase and sale agreement signed by the Company and National-Oil Well, L.P. on September 6, 2000.Approximately $4.4 million in assets were transferred to the NOW Plan on January 2, 2001, from the Master Trust.

       In June 2001, the Plan was amended to allow participants who transferred to employment with Well Dynamics, Inc. (WDI) and Enventure Global Technology LLC (Enventure) to voluntarily transfer their account balance in the Plan to the WDI 401(k) Retirement Plan and the Enventure 401(k) Retirement Plan. On July 31, 2001, amounts that transferred to the WDI 401(k) Retirement Plan and the Enventure 401(k) Retirement Plan totaled $3.4 million and $1.5 million, respectively.

       In August 2001, Halliburton Energy Services, Inc., a subsidiary of the Company, entered into an asset purchase agreement with Weatherford Artificial Lift Systems, Inc. (Weatherford). As a result of the agreement, approximately $1 million of plan assets were transferred to the Weatherford International Inc. 401(k) Savings Plan on October 31, 2001.

 (5)   INVESTMENTS

       Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                                         2001                2000
                                                                   ------------------  ------------------

Participation in Master Trust, at fair value:
    Fixed Investment Fund                                          $  1,273,734,474    $  1,112,930,458
    Equity Investment Fund                                              253,319,999         371,753,993
    General Investment Fund                                             964,413,585       1,248,585,841
    S&P 500 Index Fund                                                  285,530,973         364,789,888

(6)    TAX STATUS

       The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (IRC) and is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service has determined and informed the Company by letter dated April 24, 1998 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(7)    RELATED-PARTY TRANSACTIONS

       State Street is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Additionally, the Master Trust invests in the HSF. Therefore, State Street, the Master Trust, the Company, and the participants of the Plan qualify as parties in interest.

(8)    SUBSEQUENT EVENT

       On March 18, 2002 the Company announced plans to reorganize.   Management
       has not yet determined the impact of this reorganization on the Plan.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                 EIN: 75-2677995
                                   Plan #: 001


 (a)                           (b)                                          (c)                           (d)
                  IDENTITY OF ISSUER, BORROWER,                                                         CURRENT
                     LESSOR, OR SIMILAR PARTY                    DESCRIPTION OF INVESTMENT               VALUE
-------   -----------------------------------------------   ------------------------------------    -----------------
  *       State Street Bank and Trust Company               Cash                                    $     2,937,648

  *       Halliburton Company Employee                      Investment in net assets of
             Benefit Master Trust                              Halliburton Company
                                                               Employee Benefit Master
                                                               Trust                                  3,400,232,865

  *       Participant Loans                                 Loans issued at interest rates
                                                               between 6% and 10.5%                      81,529,596

* Column (a) indicates each identified person/entity known to be a party in interest.

This supplemental schedule lists assets held for investment purposes at December 31, 2001, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

See accompanying independent auditors' report.